September 6, 2012

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Professional Diversity Network, LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed August 1, 2012
File No. 333-181594

Dear Ms. Jacobs:

By letter dated August 20, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form S-1/A (the “Amendment”) submitted by Professional Diversity Network, LLC (the “Company”).

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

General

1. We note that you intend to include the section entitled “IPO Customer Stock Ownership Plan” immediately following the prospectus summary. Please be advised that Item 503(c) of Regulation S-K requires that the risk factor discussion immediately follow the summary section. Revise to include a concise description of the IPO CSOP in the prospectus summary and to provide the more detailed discussion in the body of the prospectus.

We have revised the table of contents and the placement of “IPO Customer Stock Ownership Plan” so that it follows the “Risk Factors.”

In addition, we have revised the format of the “IPO Customer Stock Ownership Plan” section to remove the box around the text, which is customary only for the prospectus summary.

2. Please revise to include a separate Use of Proceeds section and Dilution section in the IPO CSOP prospectus. See Items 504 and 506 of Regulation S-K.

We have revised the Dilution section to show the dilution if no shares are sold in the IPO CSOP prospectus and if the maximum number of shares are sold in the IPO CSOP prospectus. This revised Dilution section will appear in the prospectuses for the firm-commitment underwritten offering and for the IPO CSOP offering.

We have revised the Amendment to include a separate Use of Proceeds section in the IPO CSOP prospectus.

3. Detailed descriptions of the firm commitment IPO appear to be unnecessary to an understanding of the IPO CSOP. For example, the prospectus summary discusses the details of the use of proceeds, the overallotment option, and the underwriter’s warrant in connection with the firm commitment IPO. As another example, the Plan of Distribution section discusses the details of the firm commitment underwriting agreement that is not applicable to the IPO CSOP. Please revise to focus the IPO CSOP prospectus on the offering details of the Customer Stock Ownership Plan.

We have revised the IPO CSOP prospectus in accordance with the Staff’s comment.

4. Please provide us access to the IPO CSOP platform to enable us to walk through the purchasing process. Alternatively, please provide screenshots of each page that investors will in participating in this offering.

We are providing the staff on a supplemental basis screenshots of each page of the IPO CSOP platform.

IPO CSOP Prospectus Cover Page

5. Please revise the prospectus cover page to indicate that investors in the IPO CSOP must purchase dollar amounts of securities in increments of $200, $400, or $800, rather than a specific number of shares.

We have added the following language: “You may make reservations for purchases only in Maximum Investment Amounts of $200, $400, and $800. You may receive less than your requested maximum amount based on allocations as described in the prospectus, but you will not receive less than $200.”

6. Please revise to clarify that the price per share in the IPO CSOP will be the same as the price per share in the firm commitment offering.

We have added the following sentence on the IPO CSOP prospectus cover page: “The closing of the IPO CSOP is conditioned on the closing of the firm-commitment underwritten offering, and the price per share will be the same as that in the firm-commitment offering.”

7. Please revise the prospectus cover page to disclose that the closing of the offering of the IPO CSOP shares is conditioned upon the closing of the offering of the firm-commitment common stock.

We have added the following sentence on the IPO CSOP prospectus cover page: “The closing of the IPO CSOP is conditioned on the closing of the firm-commitment underwritten offering, and the price per share will be the same as that in the firm-commitment offering.”

8. Please revise the cover page to briefly describe the underwriting arrangements and disclose LOYAL3’s status as a statutory underwriter. Refer to Item 501(b)(8) of Regulation S-K. Please identify LOYAL3 Securities, Inc. less prominently on the prospectus cover page. The current placement may suggest that LOYAL3 is participating in a firm commitment underwriting. Also, please tell us the purpose of including LOYAL3’s IPO CSOP logo on the prospectus cover page.

We have added a sentence on the IPO CSOP prospectus cover page to state: “LOYAL3 Securities, Inc. will receive 4% of gross proceeds in the IPO CSOP and is considered a statutory underwriter for the IPO CSOP.”

We have removed the prominent use of “LOYAL3 Securities.” We will remove LOYAL3’s IPO CSOP logo on the prospectus cover page.

9. Please revise footnote 1 of the chart on the prospectus cover page to clarify that the fees to LOYAL3 Securities will be 4% of the gross proceeds in the IPO CSOP. Also, confirm that the table will include the total dollar amount of the IPO CSOP fee, assuming the maximum amount of shares is sold, and that the dollar amount of proceeds will be reduced accordingly.

We have changed footnote 1 to read: “Professional Diversity Network has agreed to pay fees of 4% of gross proceeds in the IPO CSOP to LOYAL3 Securities, Inc., in connection with this offering.”

We also confirm that the table will include the total dollar amount of the IPO CSOP fee, assuming the maximum amount of shares sold, and the dollar amount of the proceeds will be reduced accordingly.

10. Please disclose the date the offering will end, as required by Item 501(b)(8)(iii) of Regulation S-K.

“The offering will end with the earlier of 5,000 reservations or approximately four days before the anticipated final pricing date for the initial public offering.”

The Offering, page A2

11. Please clarify in the second paragraph that the firm commitment underwritten initial public offering is pursuant to a separate prospectus.

We have added the underscored words to the first sentence of the second paragraph on page A-2. “Concurrently with the IPO CSOP made hereby, we are offering [—] shares of our common stock in a firm-commitment underwritten initial public offering, which is offered under a separate prospectus.”

The IPO Customer Stock Ownership Plan

Enrollment and Purchase Process, page A5

12. Please revise the second bullet point under this heading to clarify the reference to “financial risk algorithm.” It is not clear whether the algorithm relates to the risk of the investment or the suitability of the investor.

We have added the underscored words to the subject sentence: “Participation in the IPO CSOP is subject to a proprietary financial risk algorithm developed by LOYAL3 to screen your financial risk tolerance for the investment, and identity verification screening to determine if you qualify for this investment.”

Step One – Enroll and Open Your LOYAL3 Account, page A6

13. We note that this section includes a significant amount of general information about the structure and function of LOYAL3 accounts and the possibility of participating in other CSOP offerings. Since the prospectus relates only to the offer and sale of shares in your IPO CSOP, it is not clear why the additional, more general information is material to investors. Please revise to limit the general disclosure about LOYAL3 accounts, or tell us why you believe it is material to investors in this offering.

When a participant makes a reservation in the IPO CSOP, they are required to open an account with LOYAL3 Securities, Inc. with an “account minimum balance” of $350. We felt it material for investors to know that they may use those funds for other available CSOP offerings. This is language that the Staff has requested in discussions with LOYAL3 in the past to reinforce the distinction between the account minimum balance and the eventual IPO purchase. In addition, we believe that the other information regarding the account, such as its all-electronic nature, is important for investors in the IPO CSOP. These were discussed in significant detail by LOYAL3 with the staff and we understand that much of it was based on requests by the staff. If the SEC staff now prefers that the disclosure regarding the CSOP account be limited, we are willing to do so.

Step Three – Final IPO Pricing and Your IPO CSOP Investment Decision, page A7

14. The first paragraph states that investors may cancel their reservations at any time before they are accepted. Please revise to clarify when a reservation will be deemed “accepted.” We note the discussion of the two-hour decision period on page A8.

We have changed the language of that sentence to state more clearly: “You may cancel your reservation at any time before the end of the two-hour decision period, at which time, if it has not been canceled, and the price is within the automatic confirmation range, it will be deemed an accepted order.”

15. Refer to the last sentence of the last full paragraph on page A7. Please explain to us the situations when an investor would be asked to reconfirm prior to the two-hour decision period and why those investors would not have the option to cancel their orders during the two-hour decision period.

Reconfirmation takes place during, rather than prior to, the two-hour decision window. It is required if the final price is outside the price range on the preliminary prospectus. We are now providing participants the ability to reverse their choice even after reconfirming during the two-hour decision period. The language on page A7 now reads: “Even if you have reconfirmed your reservation, you will have the option to cancel your reservation at any time within the two-hour decision period.”

16. The first full paragraph on page A8 states that you are limiting the number of participants in the IPO CSOP “based on the value of shares” you allocate to the IPO CSOP “delivered by the lowest purchase amount allowed.” Please revise to clarify the meaning of this statement.

We have added the underscored language to that sentence to reflect the intended result that all participants receive at least the minimum allocation of $200: “We limit the number of participants based on the value of shares we decide to allocate to the IPO CSOP delivered by the lowest purchase amount allowed, which is intended to result in a minimum allocation of $200 per participant.”

Risk Factors, page A13

17. Please add a risk factor that it may be difficult or costly to sell the IPO CSOP shares outside the CSOP platform as you disclose on page A8 and that investors may only be able to transfer whole shares to another U.S. financial institution as you disclose on page A10.

We have added the following risk disclosure to the “Risk Factors”:

“It may be difficult or costly to sell IPO CSOP shares outside the IPO CSOP platform and you may only transfer whole shares to another U.S. financial institution.”

IPO CSOP purchases are made in dollar amounts, which typically results in fractional shares as part of the purchase. If you want to transfer your share holdings to another US financial institution, you may only transfer your whole shares. In addition, it may be difficult or costly to sell the IPO shares outside the IPO CSOP platform.”

Dividend Policy, page A14

18. We note that any cash dividends payable on shares purchased in the IPO CSOP will be automatically reinvested. Please tell us why you believe it is appropriate to impose mandatory dividend reinvestment on the IPO CSOP purchasers, rather than giving them the option to elect cash distributions. We note that you do not impose a similar requirement on purchasers in the firm commitment offering. Also, please confirm that you will file a separate registration statement for any shares to be issued in a dividend reinvestment plan.

We also understand that investors will have a choice through LOYAL3 Securities to opt for payment of dividends as cash into their accounts instead of investment, and therefore we have revised the prospectus to delete all references to the automatic reinvestment of dividends. The choice of whether to opt for cash distribution or investment is entirely a function of the participant’s independent relationship with LOYAL3 Securities, occurs after the offering has closed, does not involve LOYAL3 Securities acting in any way as our agent, and purchases are made on the open market.

Plan of Distribution, page A15

19. We note your statement in the second paragraph that LOYAL3 is not engaging in any solicitation activities. Considering that LOYAL3 is providing the offering platform through its own website, please explain to us how you concluded that those activities do not constitute solicitation in the IPO CSOP offering.

All offers or solicitation for the IPO CSOP will be made by PDN using the appropriate means of issuer promotion, including Rule 134 notices and free-writing prospectuses. Rule 134 notices direct investors to the enrollment site, and the landing page and other pages on the enrollment site that may be considered part of the offer process constitute Rule 134 notices by issuer. LOYAL3 Securities, Inc. does not and will not engage in solicitation activities.

If you have any questions, please contact our counsel Brian Lee or Michael Froy at SNR Denton US LLP. Mr. Lee may be reached (212) 768-6926 and Mr. Froy at (312) 876-8222.

Sincerely,

/s/ James Kirsch

James Kirsch

cc:	Brian Lee, Esq.
SNR Denton US LLP